UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2016
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Pierre Dulin
	Name:	Pierre Dulin
	Title:	General Manager

FOR IMMEDIATE RELEASE

Bladex co-leads successful syndication of a US$85 million three-Year Senior Unsecured Amortizing Facility for Banco BAC San José, S.A. (Costa Rica)

Panama City, Republic of Panama, June 24, 2016 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”; NYSE: BLX) announced the recent closing of a US$85 million, three year, syndicated loan facility in favor of Banco BAC San José, S.A. (“BAC San José”), the largest privately-owned bank in Costa Rica.

BAC San José is a subsidiary of BAC Credomatic Inc., a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Mexico. BAC Credomatic Inc. is a full-service financial institution with the leading credit card issuance and merchant-acquiring franchise in Central America. BAC Credomatic Inc. is owned by Grupo Aval Acciones y Valores S.A. (NYSE: AVAL), Colombia’s largest banking group based on total assets.

Bladex acted as Joint Lead Arranger and Bookrunner under the Facility, together with Wells Fargo Securities, LLC. Bladex will also act as the Administrative Agent for this Facility.

BAC San José’s first international syndication facility broadens its base of funding relationships, with the participation of nine financial institutions from Asia, the United States of America, South America, Central America and the Caribbean. Proceeds will be used for general corporate purposes.

Bladex is a multinational bank originally established in 1976 by the central banks of Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

E-mail address: cschech@bladex.com, Tel.: (+507) 210-8630

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama